Exhibit 99.3

WILLDAN GROUP, INC. AND E3, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Willdan Group, Inc., together with its direct and indirect subsidiaries, is referred to herein collectively as “we,” “our,” “Willdan,” or the “Company.”

Acquisition of E3, Inc.

On October 28, 2019 (the “E3, Inc. Closing Date”), the Company, through its wholly owned subsidiary WES, acquired (“the Acquisition”) all of the capital stock of Energy and Environmental Economics, Inc. (“E3, Inc.”) pursuant to the terms of a stock purchase agreement (the “Stock Purchase Agreement”) by and among the Company, WES, E3, Inc., each of the stockholders of E3, Inc. (the “E3, Inc. Stockholders”) and Ren Orans, as seller representative of the E3, Inc. Stockholders. E3, Inc. is an energy consulting firm that helps utilities, regulators, policy makers, developers, and investors make strategic decisions as they implement new public policies, respond to technological advances, and address customers’ shifting expectations in clean energy. The Company agreed to pay up to $44.0 million for the purchase of all of the capital stock of E3, Inc., which purchase price consists of (i) $27.0 million in cash paid on the E3, Inc. Closing Date (subject to holdbacks and adjustments), (ii) $5.0 million in shares of the Company’s common stock, based on the volume-weighted average price per share of the Company’s common stock for the ten trading days immediately following, but not including, the E3, Inc. Closing Date and (iii) up to $12.0 million in cash if E3, Inc. exceeds certain financial targets during the three years after the E3, Inc. Closing Date, as more fully described below (such potential payments of up to $12.0 million, being referred to as “Earn-Out Payments” and $12.0 million in respect thereof, being referred to as the “Maximum Payout”).

The amount of the Earn-Out Payments to be paid will be determined based on E3, Inc.’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). The E3, Inc. Stockholders will receive Earn-Out Payments in each of the three years after the E3, Inc. Closing Date (the “Earn-Out Period”) based on the amount by which E3, Inc.’s EBITDA exceeds certain targets. The amounts due to the E3, Inc. Stockholders as Earn-Out Payments will in no event, individually or in the aggregate, exceed the Maximum Payout. Earn-Out Payments will be made in annual installments for each of the three years of the Earn-Out Period. In addition, the Earn-Out Payments will be subject to certain subordination provisions in favor of the lenders under the Company’s Credit Agreement.

The Purchase Agreement also contains customary representations and warranties regarding WES, the Company, E3, Inc. and the E3, Inc. Stockholders, indemnification provisions and other provisions customary for transactions of this nature.

The Company borrowed $27.0 million under its Delayed Draw Term Loan on October 28, 2019 to fund the $27.0 million cash payment paid on the E3, Inc. Closing Date, which reduced the future borrowing capacity under the Delayed Draw Term Loan to $23.0 million. See Note 7 “—Debt Obligations” of the notes to the Company’s condensed consolidated financial statements included in its report on Form 10-Q for the quarter ended September 27, 2019 for a description of the Delayed Draw Term Loan.

E3, Inc.’s financial information will be included within the Energy segment beginning in the fourth quarter of fiscal year 2019. The Company expects to finalize the purchase price allocation with respect to this transaction during the fourth quarter of fiscal 2020.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of the Company and the historical financial statements of E3, Inc. and is intended to provide information about how the Acquisition and the related borrowings under the Delayed Draw Term Loan may affect the Company’s historical consolidated financial statements. The unaudited pro forma condensed combined statements of operations and comprehensive income information for the fiscal year ended December 28, 2018 and for the six months ended June 28, 2019 are presented as if the Acquisition and the related borrowings under the Delayed Draw Term Loan occurred on December 30, 2017. The unaudited pro forma condensed combined balance sheet as of June 28, 2019 is presented as if the Acquisition and the related borrowings under the Delayed Draw Term Loan occurred on June 28, 2019. The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions that we believe are reasonable at the time of the filing of this Quarterly Report on Form 10-Q.

The unaudited pro forma condensed combined financial information presented herein should be read in conjunction with:

•

the Company’s unaudited historical financial statements and related notes thereto contained in its Quarterly Reports on Form 10-Q for the three months ended March 29, 2019 and six months ended June 28, 2019, filed with the Securities and Exchange Commission (“SEC”) on May 6, 2019 and August 2, 2019, respectively;

•

the Company’s audited historical consolidated financial statements and related notes, contained in its Annual Report on Form 10-K for the fiscal year ended December 28, 2018, filed with the SEC on March 8, 2019;

•

E3 Inc.’s unaudited historical financial statements and related notes thereto as of and for the six months ended June 30, 2019 and 2018, attached to this Quarterly Report on Form 10-Q as Exhibit 99.1; and

•

E3, Inc.’s audited historical financial statements and related notes thereto as of and for the fiscal years ended December 31, 2018 and 2017, attached to this Current Report on Form 10-Q as Exhibit 99.2.

We present the unaudited pro forma condensed combined financial information for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of what our financial position or results of operations would have been had we completed the Acquisition and the related borrowings under the Delayed Draw Term Loan as of the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

E3, Inc.’s assets and liabilities are recorded at their estimated fair values. Pro forma purchase price allocation adjustments have been made for the purpose of providing unaudited pro forma condensed combined financial information based on current estimates and currently available information, and are subject to revision based on final, independent determinations of fair value and final allocation of purchase price to the assets and liabilities of the business acquired.  Differences between the estimates reflected in the unaudited pro forma condensed combined financial information and the final acquisition accounting will likely occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future consolidated financial condition or results of operations.

Further, the unaudited pro forma condensed combined statements of operations and comprehensive income do not reflect the realization of any expected cost savings and other synergies resulting from the Acquisition as a result of any cost saving initiatives nor do they reflect any nonrecurring costs directly attributable to the Acquisition. The accounting policies used in the presentation of the following unaudited pro forma condensed combined financial information are those set out in the Company’s audited consolidated financial statements for the fiscal year ended December 28, 2018.

WILLDAN GROUP, INC. AND SUBSIDIARIES

Pro Forma Condensed Combined Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Willdan
	Group, Inc.	E3, Inc.
	Historical	Historical
	Six Months	Six Months			Willdan
	Ended	Ended			Group, Inc.
	June 28,	June 30,	Pro Forma		Pro Forma
	2019	2019	Adjustments		Combined
Contract revenue	$196,189	$8,171	$—		$204,360

Direct costs of contract revenue (inclusive of directly related depreciation and amortization):
Salaries and wages	30,534	2,313	—		32,847
Subcontractor services and other direct costs	108,571	396	—		108,967
Total direct costs of contract revenue	139,105	2,709	—		141,814

General and administrative expenses:
Salaries and wages, payroll taxes and employee benefits	30,406	1,954	—		32,360
Facilities and facility related	3,819	599	—		4,418
Stock-based compensation	4,041	—	—		4,041
Depreciation and amortization	5,520	50	950	(a)	6,520
Other	10,759	526	—		11,285
Total general and administrative expenses	54,545	3,129	950		58,624
Income from operations	2,539	2,333	(950)		3,922

Other income (expense):
Interest expense, net	(2,342)	—	(514)	(b)	(2,856)
Other, net	29	(1)	—		28
Total other expense, net	(2,313)	(1)	(514)		(2,828)
Income before income taxes	226	2,332	(1,464)		1,094

Income tax (benefit) expense	(997)	4	243	(c)	(750)
Net income	$1,223	$2,328	$(1,707)		$1,844

Other comprehensive income:
Net unrealized gain (loss) on derivative contracts and foreign currency translation	$(438)	$236	$—		$(202)
Comprehensive income	$785	$2,564	$(1,707)		$1,642

Earnings per share:
Basic	$0.11				$0.17
Diluted	$0.10				$0.16

Weighted-average shares outstanding:
Basic	11,037		127	(d)	11,164	(d)
Diluted	11,670		127	(d)	11,797	(d)
___________________________

(a) Reflects $0.95 million of amortization expenses attributable to intangible assets assumed to be acquired as part of the acquisition.

(b)  Reflects estimated incremental interest expense after $27.0 million in new term loan borrowings under the Company’s Delayed Draw Term Loan to finance the Acquisition.  The interest expense for borrowings under the Delayed Draw Term Loan is based on an interest rate of 3.80%, which assumes one-month  LIBOR as of October 28, 2019 plus an applicable margin of 2.00%  based on the Company’s consolidated leverage ratio after the Acquisition. The Delayed Draw Term Loan bears interest at a rate equal to either, at the Company’s option, (i) the highest of the prime rate, the Federal Funds Rate plus 0.50% or one-month LIBOR plus 1.00% (“Base Rate”) or (ii) LIBOR, in each case plus an applicable margin ranging from 0.125% to 1.00% with respect to Base Rate borrowings and 1.125% to 2.00% with respect to LIBOR borrowings. The applicable margin is based upon the Company’s consolidated total leverage ratio.  A change of 12.5 basis points in the interest rate would change interest expense for the period shown by $16,900.

(c) Represents the income tax impact of the pro forma adjustments based on the federal statutory rate of 28.0%.

(d) Represents estimated issuance of 127,000 shares of the Company’s common stock as part of the purchase price for the Acquisition.  The Company agreed to issue a number of shares of Company common stock having a value equal to $5,000,000 based upon the volume weighted average price for the ten (10) trading days immediately following the closing date of the Acquisition, excluding the closing date.  For purposes of these unaudited pro forma condensed combined financial statements, the Company has assumed shares were issued at $39.37 per share, which was the Company’s closing price as of October 28, 2019.

WILLDAN GROUP, INC. AND SUBSIDIARIES

Pro Forma Condensed Combined Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Willdan
	Group, Inc.	E3, Inc.
	Historical	Historical			Willdan
	Year Ended	Year Ended			Group, Inc.
	December 28,	December 31,	Pro Forma		Pro Forma
	2018	2018	Adjustments		Combined
Contract revenue	$272,252	$16,129	$—		$288,381

Direct costs of contract revenue (inclusive of directly related depreciation and amortization):
Salaries and wages	46,588	4,548	—		51,136
Subcontractor services and other direct costs	132,693	816	—		133,509
Total direct costs of contract revenue	179,281	5,364	—		184,645

General and administrative expenses:
Salaries and wages, payroll taxes and employee benefits	45,248	5,169	—		50,417
Facilities and facility related	5,600	645	—		6,245
Stock-based compensation	6,262	—	—		6,262
Depreciation and amortization	6,060	68	1,600	(a)	7,728
Other	17,030	966	—		17,996
Total general and administrative expenses	80,200	6,848	1,600		88,648
Income from operations	12,771	3,917	(1,600)		15,088

Other income (expense):
Interest expense, net	(700)	—	(1,027)	(b)	(1,727)
Other, net	90	(9)	—		81
Total other expense, net	(610)	(9)	(1,027)		(1,646)
Income before income taxes	12,161	3,908	(2,627)		13,442

Income tax (benefit) expense	2,131	18	359	(c)	2,508
Net income	$10,030	$3,890	$(2,986)		$10,934

Other comprehensive income:
Net unrealized loss on foreign currency translation	$—	$(280)	$—		$(280)
Comprehensive income	$10,030	$3,610	$(2,986)		$10,654

Earnings per share:
Basic	$1.08				$1.16
Diluted	$1.03				$1.10

Weighted-average shares outstanding:
Basic	9,264		127	(d)	9,391	(d)
Diluted	9,763		127	(d)	9,890	(d)
___________________________

(a) Reflects $1.6 million of amortization expenses attributable to intangible assets assumed to be acquired as part of the Acquisition.

(b)  Reflects estimated incremental interest expense after $27.0 million in new term loan borrowings under the Company’s Delayed Draw Term Loan to finance the Acquisition.  The interest expense for borrowings under the Delayed Draw Term Loan is based on an interest rate of 3.80%, which assumes one-month  LIBOR as of October 28, 2019 plus an applicable margin of 2.00%  based on the Company’s consolidated leverage ratio after the Acquisition. The Delayed Draw Term Loan bears interest at a rate equal to either, at the Company’s option, (i) the highest of the prime rate, the Federal Funds Rate plus 0.50% or one-month LIBOR plus 1.00% (“Base Rate”) or (ii) LIBOR, in each case plus an applicable margin ranging from 0.125% to 1.00% with respect to Base Rate borrowings and 1.125% to 2.00% with respect to LIBOR borrowings. The applicable margin is based upon the Company’s consolidated total leverage ratio.  A change of 12.5 basis points in the interest rate would change interest expense for the period shown by $33,800.

(c) Represents the income tax impact of the pro forma adjustments based on the federal statutory rate of 28.0%.

(d)  Represents estimated issuance of 127,000 shares of the Company’s common stock as part of the purchase price for the Acquisition.  The Company agreed to issue a number of shares of Company common stock having a value equal to $5,000,000 based upon the volume weighted average price for the ten (10) trading days immediately following the closing date of the Acquisition, excluding the closing date.  For purposes of these unaudited pro forma condensed combined financial statements, the Company has assumed shares were issued at $39.37 per share, which was the Company’s closing price as of October 28, 2019.

WILLDAN GROUP, INC. AND SUBSIDIARIES

Pro Forma Condensed Combined Balance Sheet

(in thousands, except par value)

	Willdan
	Group, Inc.	E3, Inc
	Historical	Historical			Willdan
	As of	As of			Group, Inc.
	June 28,	June 30,	Pro Forma		Pro Forma
	2019	2019	Adjustments		Combined
Assets
Current assets:
Cash and cash equivalents	$27,602	$1,049	$—		$28,651
Accounts receivable, net of allowance for doubtful accounts of $501 at June 28, 2019	46,828	3,745	—		50,573
Contract assets	60,433	—	—		60,433
Other receivables	3,649	—	—		3,649
Prepaid expenses and other current assets	5,143	78	—		5,221
Total current assets	143,655	4,872	—		148,527
Equipment and leasehold improvements, net	10,556	420	—		10,976
Goodwill	110,204	—	20,164	(a)	130,368
Right-of-use assets	12,036	7,012	—		19,048
Other intangible assets, net	48,087	—	13,300	(b)	61,387
Other assets	4,366	341	—		4,707
Deferred income taxes, net	12,488	—	—		12,488
Total assets	$341,392	$12,645	$33,464		$387,501
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$30,261	$312	$—		$30,573
Accrued liabilities	40,174	351	—		40,525
Contingent consideration payable	1,681	—	—		1,681
Contract liabilities	5,291	—	—		5,291
Notes payable	10,643	—	2,700	(c)	13,343
Finance lease obligations	396	—	—		396
Lease liability	4,056	578	—		4,634
Total current liabilities	92,502	1,241	2,700		96,443
Contingent consideration payable	1,040	—	6,000	(f)	7,040
Notes payable	90,139	—	24,300	(c)	114,439
Finance lease obligations, less current portion	261	—	—		261
Lease liability, less current portion	8,944	6,868	—		15,812
Other noncurrent liabilities	981	—	—		981
Total liabilities	193,867	8,109	33,000		234,976

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000 shares authorized, no shares issued and outstanding	—	—	—		—
Common stock, $0.01 par value, 40,000 shares authorized; 11,317 and 10,968 shares issued and outstanding at September 27, 2019 and December 28, 2018, respectively	112	244	(243)	(d)	113
Additional paid-in capital	116,457	—	4,999	(d)	121,456
Accumulated other comprehensive loss	(438)	128	(128)	(e)	(438)
Retained earnings	31,394	4,164	(4,164)	(e)	31,394
Total stockholders’ equity	147,525	4,536	464		152,525
Total liabilities and stockholders’ equity	$341,392	$12,645	$33,464		$387,501
___________________________

(a)   Reflects the estimated amount of goodwill to be acquired at the date of the Acquisition. Goodwill represents the total excess of the total purchase price over the fair value of the net assets acquired. This allocation is based on preliminary estimates; the final acquisition cost allocation may differ materially from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to goodwill. Residual goodwill at the date of Acquisition will vary from goodwill presented in the unaudited pro forma condensed combined balance sheet due to changes in the net book value of intangible assets during the period from June 30, 2019 through the date of the Acquisition as well as results of an independent valuation, which has not been completed at the time of this report.

(b)   Reflects the preliminary estimate of the fair value of the acquired intangible assets. The purchase price allocated to these intangible assets is based on management’s estimate of the fair value of assets purchased, and has not been subject to an independent valuation at the time of this report.

(c) Reflects borrowings of $27.0 million under the Company’s Delayed Draw Term Loan to finance the Acquisition.

(d)   Represents the estimated issuance of 127,000 shares of the Company’s common stock as part of the purchase price for the Acquisition and the elimination of the historical owners’ equity interests in E3, Inc. The Company agreed to issue a number of shares of Company common stock having a value equal to $5,000,000 based upon the volume weighted average price for the ten (10) trading days immediately following the closing date of the Acquisition, excluding the closing date.  For purposes of these unaudited pro forma condensed combined financial statements, the Company has assumed shares were issued at $39.37 per share, which was the Company’s closing price as of October 28, 2019.

(e) Represents the elimination of the historical owners' equity interest in E3.

(f) Represents the estimated net present value of the maximum $12 million earn out potential over the three year period subsequent to the closing.